FORM 11-K

             For Annual Reports of Employee Stock Purchase, Savings
               and Similar Plans Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

               (X) Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934
                   For the fiscal year ended December 31, 2001

                                       or

             ( ) Transition Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934
               For the Transition Period from ________ to ________
                         Commission File Number 33-64851


                      FIRST INDIANA CORPORATION 401(k) PLAN
                      -------------------------------------
                            (Full Title of the Plan)


                FIRST INDIANA CORPORATION (Commission File Number
                 0-14354) (Name of Issuer of the Securities Held
                              Pursuant to the Plan)


135 North Pennsylvania Street, Indianapolis, IN             46204
-----------------------------------------------           ----------
   (Address of principal executive office)                (Zip Code)


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[KPMG logo]

                            FIRST INDIANA CORPORATION
                                   401(k) PLAN

                            Financial Statements with
                              Supplemental Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)


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                      FIRST INDIANA CORPORATION 401(k) PLAN



                                Table of Contents




                                                                            Page

Independent Auditors' Report                                                 1

Statements of Net Assets Available for Plan Benefits                         2

Statements of Changes in Net Assets Available for Plan Benefits              3

Notes to Financial Statements                                                4

Schedule:

1    Schedule H, Line 4i - Schedule of Assets (Held at End of Year)          8


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[KPMG logo]

    2400 First Indiana Plaza
    135 North Pennsylvania Street
    Indianapolis, IN 46204-2452


                          Independent Auditors' Report



The Employee Benefits Committee
First Indiana Corporation 401(k) Plan:


We have audited the accompanying statements of net assets available for plan benefits of the First Indiana Corporation 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the First Indiana Corporation 401(k) Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






    /s/ KPMG LLP

Indianapolis, Indiana
May 17, 2002



KPMG LLP.KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

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                      FIRST INDIANA CORPORATION 401(k) PLAN
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2001 and 2000


  Assets                                                  2001         2000
                                                       -----------  -----------
Assets held by Trustee:
    Investments, at market value:
       Mutual funds                                    $3,193,724   $2,689,998
       Common stock of First Indiana Corporation        1,743,739    1,584,616
       Collective trust                                   399,639      338,491
    Participant loans                                      99,606       82,326
Accrued investment income                                   4,222        3,697
Contributions receivable:
    Participants                                               -        62,392
    Employer                                                   -        12,157
                                                       -----------  -----------
                                                        5,440,930    4,773,677
 Liabilities
Due to Trustee                                                 -        64,437
                                                       -----------  -----------
            Net assets available for plan benefits     $5,440,930   $4,709,240
                                                       ===========  ===========
See accompanying notes to financial statements.


                                       2


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                      FIRST INDIANA CORPORATION 401(k) PLAN
         Statements of Changes in Net Assets Available for Plan Benefits
                     Years ended December 31, 2001 and 2000


                                                          2001          2000
                                                       -----------   -----------
Net assets available for plan benefits at
        beginning of year                              $4,709,240    $4,044,095
                                                       -----------   -----------
Additions:
     Participant contributions                          1,279,278       992,050
     Employer contributions                               184,763       173,934
     Dividend income                                      158,341       252,124
     Interest income                                        8,724         9,970
     Net depreciation in market value of investments     (581,113)      (97,820)
                                                       -----------  ------------
                                                        1,049,993     1,330,258
                                                       -----------   -----------
Deductions:
     Benefits paid to participants                        317,403       664,113
     Administrative expenses                                  900         1,000
                                                       -----------   -----------
                                                          318,303       665,113
                                                       -----------   -----------
Net assets available for plan benefits at end of year  $5,440,930    $4,709,240
                                                       ===========   ===========
See accompanying notes to financial statements.


                                       3


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                      FIRST INDIANA CORPORATION 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000





(1)    Description of Plan

       The following description of First Indiana Corporation 401(k) Plan (the
       Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a)    General

              The Plan is a defined contribution plan sponsored by First Indiana Corporation which covers all employees of First Indiana Corporation and certain subsidiaries (the Employer), who have completed six months of eligibility service. In 2001, the Plan was amended to change the eligibility criteria to employees who are age 21 years or older as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

       (b)    Contributions

              Eligible participants may elect a salary reduction not to exceed 15% of their compensation from the Employer for each plan year subject to limitations imposed by the Internal Revenue Code. Participants direct the investment of their contributions into various investment options offered by the Plan. The Employer may contribute a matching contribution not exceeding 25% of the first 6% of participant compensation that the participant elects to defer.

       (c)    Participant Accounts

              Each participant's account is credited for participant contributions and allocations of Employer contributions and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       (d)    Vesting

              Participants are immediately vested in elective salary reduction contributions and the actual earnings thereon. Vesting in Employer contributions and the earnings thereon is based upon the years of service of the participant. A year of service means a plan year in which the participant completes at least 1,000 hours of service. A participant becomes 20% vested after one year of service and vests an additional 20% for each year of service thereafter and is 100% vested after five years of service.

       (e)    Forfeited Accounts

              Participants who terminate employment forfeit any non-vested portion of their account. Forfeitures are used to reduce future Employer matching contributions. In 2001 and 2000, Employer contributions were reduced by $63,752 and $23,490, respectively, from forfeited non-vested accounts. As of December 31, 2001, forfeitures aggregating $1,551 were available to reduce future Employer matching contributions.


                                       4                             (Continued)


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                      FIRST INDIANA CORPORATION 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000





       (f)    Benefits

              Upon termination of service or retirement, participants will receive a lump sum payment equal to the value of their accounts to the extent vested as of the last valuation date before the distribution. The lump sum distribution shall be payable as soon as feasible after completion of the Plan valuation for the valuation period in which the event giving rise to the distribution occurred.

       (g)    Participant Loans

              The Plan allows for loans to be made to active plan participants. The maximum amount a participant may borrow may not exceed one-half of the vested value of the participant's account, up to $50,000, less the participant's highest outstanding loan amount during the prior twelve months. Loan terms range from one to five years or up to twenty-five years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a fixed interest rate at the prevailing prime rate plus one percent based on the prime rate at the date of the inception of the loan. The interest rate for participant loans range from 5.75% to 10.5%. Principal and interest are paid through bi-weekly payroll deductions.

       (h)    Expenses

              The majority of the Plan's expenses are paid by the Employer.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The accompanying financial statements are prepared on the accrual basis of accounting.

       (b)    Investments

              The investments are managed on behalf of the Plan under the terms of an agreement between the Plan and Merrill Lynch Trust Company, Trustee of the Plan.

              Investments in common stock of First Indiana Corporation, collective trust and mutual funds are stated at their quoted market value. Investment transactions are recorded on a trade-date basis.

       (c)    Tax Status

              The Internal Revenue Service has determined and informed the Company by letter dated November 20, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.


                                       5                             (Continued)


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                      FIRST INDIANA CORPORATION 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000





       (d)    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (e)    Reclassifications

              Certain amounts in the 2000 financial statements have been reclassified to conform with the 2001 presentation.

(3)    Plan Termination

       Although the Employer has not expressed any intent to terminate the Plan, it may do so at any time. The interest of the participants in Employer contributions and earnings thereon shall be fully vested upon termination of the Plan.

(4)    Investments

       The following individual investments comprise at least five percent of the market value of net assets available for plan benefits as of December 31:

                                                          2001          2000
                                                       -----------   -----------
       First Indiana Corporation Common Stock          $1,743,739    $1,584,616
       Massachusetts Investors Trust                    1,067,839     1,046,887
       Merrill Lynch Balanced Capital Fund                794,203       765,028
       Merrill Lynch S&P 500 Index Fund                   436,688       308,721
       Merrill Lynch Retirement Preservation Trust        399,639       338,491
       Merrill Lynch Aggregate Bond Index Fund            333,754       194,505
       Van Kampen Emerging Growth Fund                    315,414       271,523

       During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in market value as follows:

                                                       2001           2000
                                                    -----------    ----------
       Mutual funds                                 $(436,379)     $(221,727)
       First Indiana Corporation Common Stock        (144,734)       123,907
                                                    ----------     ----------
                                                    $(581,113)     $ (97,820)
                                                    ===========    ==========


                                       6                             (Continued)

                      FIRST INDIANA CORPORATION 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000





(5)    Nonparticipant-Directed Investments

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                             December 31,
                                                        ----------------------
                                                            2001        2000
                                                        ----------   ---------
       Net assets:
            Common stock, First Indiana Corporation      $335,720     $309,816
                                                        ==========   =========

                                                        Year ended December 31,
                                                        -----------------------
                                                            2001        2000
                                                        ----------   ---------
       Changes in net assets:
            Contributions                                $ 65,656     $ 92,483
            Dividends                                       9,080        6,632
            Net appreciation (depreciation) in market
                value                                     (27,791)      24,230
       Benefits paid to participants                      (17,814)     (36,871)
       Transfers to participant-directed investments       (3,227)      (2,185)
                                                        ----------    ---------
                                                         $ 25,904     $ 84,289
                                                        ==========   ==========

(6)    Reconciliation Between Financial Statements and Form 5500

       Net assets available for plan benefits reported in the financial statements were greater than net assets reported on Form 5500 by $5,873 at December 31, 1999. This difference and the related effects on changes in net assets available for plan benefits for the year ended December 31, 2000 resulted from Form 5500 excluding the 1999 contributions receivable related to Employer matching contributions.

(7)    Related Party Transactions

       The following investment funds are sponsored by the Trustee: Corporate Bond Fund Intermediate Term, S&P 500 Index Fund, Small Capital Index Fund, Aggregate Bond Index Fund, Balanced Capital Fund and Retirement Preservation Trust and, therefore, Plan transactions with these funds qualify as party-in-interest transactions. In addition, investments made in the common stock of First Indiana Corporation, which is the Employer, and participant loans qualify as party-in-interest transactions.


                                       7                             (Continued)


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


                                         FIRST INDIANA CORPORATION 401(k) PLAN
                            Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                                  December 31, 2001

 Party-in-                                                                                                     Current
  interest      Identity                               Description of investment              Shares            value
-------------   ------------------------------  ----------------------------------------  ----------------  ---------------
                Common stock:
     *            First Indiana Corporation     Common stock - Participant
                                                   Directed                                        64,264    $ 1,408,019
                                                Common Stock - Nonparticipant
                                                   Directed (cost - $330,671)                      15,323        335,720
                                                                                          ---------------- --------------
                                                                                                   79,587    $ 1,743,739
                                                                                          ================ ==============
                Collective trust:
     *            Merrill Lynch                 ML Retirement Preservation Trust                  399,639    $   399,639
                                                                                          ================ ==============
                Mutual funds:
     *            Merrill Lynch                 ML Balanced Capital Fund
                                                   Class D                                         29,779    $   794,203
                                                ML Corp. Bond Fund Intermediate
                                                   Term Class D                                     3,470         39,180
                                                ML S&P 500 Index Fund
                                                   Class A                                         31,015        436,688
                                                ML Small Capital Index Fund                        14,724        155,039
                                                ML Aggregate Bond Index Fund                       31,786        333,754
                  Massachusetts Investors
                    Trust                       Massachusetts Investors Trust                      64,405      1,067,839
                  AIM                           AIM International Equity Fund                       3,464         51,607
                  Van Kampen                    Van Kampen Emerging Growth
                                                   Fund Class A                                     7,453        315,414
                                                                                          ---------------- --------------
                                                                                                  186,096    $ 3,193,724
                                                                                          ================ ==============
     *          Participant loans               Loan Fund, (5.75% - 10.5%) interest rate                     $    99,606
                                                                                                           ==============



                                       8


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                                                    SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             First Indiana Corporation 401(k) Plan
                             -------------------------------------
                                        (Name of Plan)

Date:  June 28, 2002         /s/ William J. Brunner
                             -------------------------------------
                                 William J. Brunner
                                 (First Indiana Corporation, Plan Administrator)